October 14, 2016

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Frank Knapp, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed on April 22, 2016 (File No. 001-33853)

Dear Ms. Collins and Mr. Knapp:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 30, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 Form 20-F filed by the Company on April 22, 2016 (the “2015 20-F”), following the letter dated September 9, 2016 from the Staff and the Company’s responses submitted on September 23, 2016. The comments are repeated below in bold and followed by the responses thereto.

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Notes to Consolidated Financial Statements

Note 2. Principal Accounting Policies

Acquisitions, page F-18

1.                                      We note in your response to prior comment 7 that goodwill recognized in the Qunar acquisition is primarily made up of expected synergies. Given the significant amount of goodwill recognized in this transaction, please explain further the specific synergies you identified, the relative significance of each, and revise to include such discussion in your future filings.

The Company respectfully advises the Staff that, given both the Company and Qunar are operating similar businesses, the goodwill is primarily attributable to the expected synergies from the consolidation from the seamless cooperation of both companies to further build and strengthen the vibrant travel ecosystem of the enlarged group. More specifically, such synergies, in order of their relative significance, are comprised of (1) the expected but unidentifiable significant business growth as a result of the consolidation of the fragmented domestic online travel market; (2) the strengthened market position from the increased market presence by the penetration into the supplementary travel related market of each other; (3) the enhanced relationship with other travel service providers and increased popularity and awareness among end users; and (4) the operation efficiencies and reductions in costs by eliminating redundant processes and facilities. In addition, the goodwill also includes the work force that is not separately recognized in the purchase price allocation.

The Company has duly noted the comment from the Staff and respectfully proposes to include such discussion with respect to the specific synergies the Company identified in its business acquisitions in its future filings of Form 20-F.

Note 15. Taxation, page F-41

2.                                      We note the table provided as part of your response to prior comment 9. Please reconcile the pretax income totals for fiscal 2013 and 2014 to the amounts presented in the Consolidated Statements of Income and Comprehensive Income.

The Company respectfully submits the following revised breakdown information of its income from domestic and foreign components before income tax expenses for all periods presented:

Income/(loss) before income tax (In RMB)	2013	2014	2015
Domestic	1,617,706,564	627,725,908	1,873,383,988
Foreign	(473,710,471)	(592,473,548)	1,131,979,993
Total	1,143,996,093	35,252,360	3,005,363,981

The Company will respectfully include a table that breaks out the domestic and foreign components of income before income tax expense in its future filings of Form 20-F.

3.                                      We note your response to prior comment 10 provides information with regards to the tax rate differential and non-deductible expense line items for fiscal 2015. Please provide a breakdown of such line items for fiscal 2014 and explain the reasons for the significant variance from fiscal 2014 to 2015.

The Company respectfully advises the Staff that, similar to fiscal 2015, the major line items impacting the Company’s effective tax rate for fiscal 2014 were the non-deductible expenses and differential tax rates. The detailed information for these line items for 2014 and 2015 is as follows:

(1)                                 With regards to the non-deductible expenses, the predominant non-deductible expenses items were the share based compensation charges in the amount of RMB495 million and RMB641 million for 2014 and 2015, respectively. When compared with the pre-tax incomes, such non-deductible expenses led to the increase of effective tax rate of 350% (please refer to note (a) to the table below) and 5% for 2014 and 2015, respectively. The remaining impact came from the other non-taxable expenses incurred by the Company, which was not significant.

(2)                                 The Company also respectfully submits to the Staff the following breakdown of tax differential details of its major subsidiaries as well as the impact of their different tax rates on both the amount of income tax and the effective tax rates of the Company for 2014 and 2015, respectively:

Subsidiaries with different tax rates	Enacted tax rate	Impact on
		2014			2015
		Income tax (RMB million)	Effective tax rate		Income tax (RMB million)	Effective tax rate
Ctrip Computer Technology (Shanghai) Co., Ltd.	15%	(26)	(74)%		(42)	(1.4)%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	15%	(17)	(48)%		(12)	(0.4)%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	15%	(54)	(154)%		(90)	(3.0)%
Chengdu Ctrip Travel Agency Co., Ltd.	15%	(4)	(11)%		(6)	(0.2)%
Ctrip Hong Kong subsidiaries	16.5%	(31)	(88)%		(9)	(0.3)%
Total		(132)	(375	)%(a)	(159)	(5.3)%

(a)                                 As disclosed in the footnote 2 “Acquisition” on page F-20 of its 2015 consolidated financial statements, the Company reclassified the gain from re-measurement of previously held equity interests in the step acquisition from “other income” to “equity income/(loss) of affiliates” for prior periods to conform to its fiscal 2015 presentation as a better reflection of those transactions. However, the prior year effective tax rate reconciliation had not been correspondingly updated. Given that the discrepancy is not considered material to the financial statements, the Company will update the prior year effective tax rate reconciliation as illustrated above in its future filings of Form 20-F.

The significant variance of the impacts on the effective tax rates from these items from 2014 to 2015 is mainly due to the significantly lower pre-tax income of the Company in 2014 in an amount of RMB35 million, as compared with that of 2015 in an amount of RMB3,005 million. Since the impact on the effective tax rate is calculated as a percentage of the tax effect of each item with the pre-tax income as the denominator, a much lower pre-tax income in 2014 gave rise to more significant impact on the effective tax rate, even though there was no significant variance in the amounts of these contributing items.

Also, as stated in the Company’s response to prior comment 10, the Company will provide expanded discussion of those factors and major drivers that impact its tax provision and the changes in the effective tax rate in Item 5.D of its future filings of Form 20-F.

Form 6-K Filed September 6, 2016

4.                                      You state in your response to prior comment 12 that the equity method of accounting for your investment in Homeinns is still appropriate since you continue to hold approximately 15% of the equity and there are common directors serving on the boards of both companies. A review of Exhibit 99.1 of Homeinns’ Form 6-K filed on April 1, 2016, suggests that BTG acquired approximately 66% of Homeinns’ outstanding ordinary shares. Therefore, please explain further the basis for your conclusion that you continue to exercise significant influence over the operating and financial policies of Homeinns as defined in ASC 323-10-15. As part of your response, please describe the composition of Homeinns’ board and tell us how you determined that your two board seats provide you the ability to exercise significant influence over the operating and financial policies of Homeinns. Also, address the level of influence exerted by BTG by virtue of their voting interest.

The Company respectfully advises the Staff that, after BTG’s acquisition of 66% outstanding shares of Homeinns (the “Acquisition”), the Company continues to hold approximately 15% of the equity interest in Homeinns. After the Acquisition, Homeinns has five directors on its board, including two directors appointed by its founders group (i.e., James Jianzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan, as defined in Homeinns’ articles, collectively the “Founders Group”), two directors appointed by BTG and one director appointed by its CEO. According to Homeinns’ articles, the Founders Group will have the right to appoint two directors so long as the Founders Group collectively owns at least 15% of the Homeinns’ total outstanding shares; and the Founders Group will have the right to appoint one director so long as its shareholding is at least 5% but less than 15%. With the 15% of the equity interests in Homeinns indirectly owned by the Founders Group through the Company, of which one member of the Founders Group, James Jianzhang Liang, is chairman, CEO, a co-founder and a director, the Founders Group effectively holds around 19% of equity interest in Homeinns after the Acquisition and thus continues to have the right to appoint two directors to the board of Homeinns. Additionally, as all four members of the Founders Group are also directors of the Company, it is inevitable that the Company would have common directors of Homeinns so long as the Founders Group continues to exercise its right to appoint two directors of Homeinns. Currently, the two directors of Homeinns appointed by the Founders Group are James Jianzhang Liang and Neil Nanpeng Shen, who are also directors of the Company. James Jianzhang Liang is also the CEO and Chairman of the Company.

The Company has assessed its ability to exercise significant influence over Homeinns after the Acquisition by BTG under ASC 323-10-15. The Acquisition by BTG and the privatization transaction of Homeinns were initiated, arranged and executed collectively by BTG, the Company, the Founders Group and Homeinns’ CEO (the “Buyer Group”). The Buyer Group intends to jointly participate in the operation and decision-making process of Homeinns through its representation on the board of Homeinns after its privatization. Therefore, the Company concluded that, although BTG acquired 66% of the equity interest in Homeinns after the privatization, the Company as a major shareholder continues to control two board seats through the common directors’ arrangement after the Acquisition, while BTG and Homeinns’ CEO have two and one board seats, respectively. Given that the directors appointed by the Founders Group on Homeinns’ board are also directors and senior management of the Company, it is expected that these common directors will consider the Company’s benefits and interests when participating in the decision-making process of Homeinns. Additionally, given that the Company and the Founders Group collectively own 19% of the equity interest in Homeinns after its privatization, the Company and the Founders Group intend to continue to participate in the operation of Homeinns and there is no evidence indicating that BTG could totally disregard the views of the other major investors in the Buyer Group while making operational and financial decisions with respect to Homeinns. Based on the above analysis and evaluations under ASC 323-10-15, the Company did not identify any predominant evidences to the contrary as suggested under ASC 323-10-15-10, and is of the view that the combination of its voting common stock ownership interest in Homeinns and its representations on the board of directors through two common directors continued to provide the Company with the effective ability to exercise significant influence over the operating and financial policies of Homeinns.

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If you have any additional questions or comments regarding the 2015 Form 20-F filed by the Company on April 22, 2016, please contact the undersigned at +86.21.3406.4880 Ext. 12202. Thank you.

Very truly yours,

/s/ Xiaofan Wang
Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.

Cc:	James Jianzhang Liang, Chairman and Chief Executive Officer, Ctrip.com International, Ltd.
Min Fan, Vice Chairman and Co-President, Ctrip.com International, Ltd.
Jane Jie Sun, Co-President and Chief Operating Officer, Ctrip.com International, Ltd.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP
Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP